Press Release
[Graphic Omitted] Ahold
                                                        Royal Ahold
                                                        Corporate Communications

                                                 Date:  November 17, 2003
                                 For more information:  +31 75 659 57 20

Ahold in discussions on sale of Disco S.A.

Zaandam, The Netherlands, November 17, 2003 - Ahold today confirmed it is engaged in negotiations with Chilean retailer Cencosud S.A. for the sale of its controlling stake in the Argentine supermarket chain Disco S.A. As of June 30, 2003, Disco S.A. operated 237 stores in Argentina.

Ahold and Cencosud must still finalize the stock purchase agreement and Cencosud must conclude its confirmatory due diligence. Parties expect signing of a binding transaction before year-end. Closing of the transaction is conditional upon obtaining local anti-trust approval, which may be expected before the end of the second quarter of 2004.

Cencosud has interests in real estate, do-it-yourself (DIY) stores and hypermarkets in Chile and Argentina. The company operates 12 hypermarkets and 23 DIY stores in Argentina. It acquired Ahold's stake in the Chilean supermarket chain Santa Isabel in July 2003.

The intended divestment of Disco S.A. is part of Ahold's strategic plan to restructure its portfolio, to divest underperforming assets, and to concentrate on its mature and most stable markets.

Ahold Corporate Communications: +31.75.659.57.20

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Certain statements in this press release are "forward-looking statements" within the meaning of U.S. federal securities laws and are intended to be covered by the safe harbors created thereby. Those forward-looking statements include, but are not limited to, expectations as to the completion of announced negotiations, agreements and transactions. Those forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from those expressed in those forward-looking statements. Such factors include, but are not limited to, the effect of general economic conditions, the outcome of due diligence studies and actions of government and other regulators, among which anti-trust authorities. Fluctuation in exchange rates between the Euro and the other currencies in which Ahold's assets, liabilities or results are denominated, in particular the U.S. dollar and the Argentine peso, can also influence the actual results as can other factors discussed in Ahold's public filings. Many of these factors are beyond Ahold's ability to control or estimate precisely. Readers are cautioned not to place undue reliance on such forward-looking statements, which only speak as of the date of this press release. For a more detailed discussion of such risks and other factors, see Ahold's Annual Report on Form 20-F for its most recent fiscal year. Ahold does not undertake any obligation to release publicly any revisions to those forward-looking statements to reflect events or circumstances after the date of this press release or to reflect the occurrence of unanticipated events, except as may be required under applicable securities laws. Outside The Netherlands Koninklijke Ahold N.V., being its registered name, presents itself under the name of "Royal Ahold" or simply "Ahold".
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                                                   Albert Heijnweg l, Zaandam
                                                   P.O Box 3050, 1500 HB Zaandam
                                                   The Netherlands
                                                   Phone:   +31 (0)75 659 5720
                                                   Fax:     +31 (0)75 659 8302
http://www.ahold.com